Exhibit 99.1

SHARE SUBSCRIPTION AGREEMENT

This Share Subscription Agreement (“Agreement”) is made and entered into as of March 4, 2014 (“Effective Date”), by and between NewLead Holdings Ltd., a Bermuda company, of 83 Akti Miaouli & Flessa, 185 38 Piraeus, Greece (“Company”), and Ironridge Global IV, Ltd., a British Virgin Islands business company, of Harbour House, 2nd Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands VG1110 (“Subscriber”).

Recitals

A.           The parties desire that, upon the terms and subject to the conditions herein, Subscriber will subscribe for $25 million in convertible, redeemable Series A Preference Shares; and

B.           The offer and issue of the Shares provided for herein are being made pursuant to Regulation S under the Act.

Agreement

In consideration of the foregoing, the receipt and adequacy of which are hereby acknowledged, Company and Subscriber agree as follows:

I.           Definitions. In addition to the terms defined elsewhere in this Agreement and the Transaction Documents, capitalized terms that are not otherwise defined herein have the meanings set forth in the Glossary of Defined Terms attached hereto as Exhibit 1.

II.          Subscription.

A.           Subscription Amount. Subject to the terms and conditions herein and the satisfaction of the conditions to the Closing set forth below, Company hereby issues to Subscriber, and Subscriber hereby subscribes for 2,500 Series A Preference Shares (“Preference Shares”) of Company at $10,000.00 per Preference Share, for the aggregate sum of $25,000,000.00 (“Subscription Amount”).

B.           Deliveries. The following documents will be fully executed and delivered on the Effective Date:

1.          This Agreement;

2.          Certificate of Designations, in the form attached hereto as Exhibit 2;

3.          Nine Promissory Notes (“Notes”), in the form attached hereto as Exhibit 3;

4.          Transfer Agent Instructions, in the form attached hereto as Exhibit 4;

5.          Legal Opinion, in the form attached hereto as Exhibit 5;

6.          Officer’s Certificate, in the form attached hereto as Exhibit 6;

7.          Secretary’s Certificate, in the form attached hereto as Exhibit 7; and

8.          Eleven Preference Share certificates in the amount of 250 Preference Shares each, for the $25,000,000.00 Subscription Amount and a 250 Preference Share non-refundable commitment fee that shall be earned in full on the Effective Date.

C.           Conditions. Notwithstanding any other provision, as a condition precedent to effectiveness of this Agreement, all of the following conditions must be satisfied on the Effective Date:

1.          All documents, instruments and other writings required to be delivered by Company to Subscriber pursuant to any provision of this Agreement or in order to implement and effect the transactions contemplated herein have been fully executed and delivered, including without limitation those enumerated in Section II.B above;

2.          The representations and warranties of Company and Subscriber set forth in this Agreement are true and correct in all material respects as if made on such date;

3.          Company has the number of duly authorized Preference Shares and Common Shares reserved for issuance as required pursuant to the terms of the Transaction Documents;

4.          There is not then in effect any law, rule or regulation prohibiting or restricting the transactions contemplated in any Transaction Document, or requiring any consent or approval which will not have been obtained, nor is there any pending or threatened proceeding or investigation which may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement; no statute, rule, regulation, executive order, decree, ruling or injunction will have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits the transactions contemplated by this Agreement, and no actions, suits or proceedings will be in progress, pending or, to Company’s knowledge threatened, by any person other than Subscriber or any Affiliate of Subscriber, that seek to enjoin or prohibit the transactions contemplated by this Agreement; and

5.          Any rights of first refusal, preemptive rights, rights of participation, or any similar right to participate in the transactions contemplated by this Agreement have been waived in writing.

D.           Closing and Payment. The “Closing” shall occur on the Effective Date, immediately when all conditions set forth in Section II.C have been fully satisfied; on such date, (a) Subscriber will subscribe and make payment for 2,500 Preference Shares by (i) payment to Company of $2,500,022.50 in cash, by wire transfer of immediately available funds, to an account designated by Company outside the United States, as payment in full for 250 Preference Shares, and partial payment of $0.01 per share for 2,250 Preference Shares; and (ii) delivery of 9 Notes in the initial principal amount of $2,499,997.50 each to Company’s address first stated above, as the remaining payment for 9 share certificates of 250 Preference Shares each; and (b) Company will deliver to Subscriber by reputable overnight courier, to Subscriber’s address first stated above, immediately upon receipt of the funds and Notes, 11 share certificates for 250 Preference Shares each, for a total of 2,750 Preference Shares.

III.         Representations and Warranties.

A.           Representations Regarding Transaction. Except as set forth under the corresponding section of the Disclosure Schedules, if any, Company hereby represents and warrants to, and as applicable covenants with, Subscriber as of the Closing:

1.          Organization and Qualification. Company and each Subsidiary is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of Company and each Subsidiary is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

2.          Authorization; Enforcement. Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder or thereunder. The execution and delivery of each of the Transaction Documents by Company and the consummation by it of the transactions contemplated hereby or thereby have been duly authorized by all necessary action on the part of Company and no further consent or action is required by Company other than the filing of the Certificate of Designations. Each of the Transaction Documents has been, or upon delivery will be, duly executed by Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of Company, enforceable against Company in accordance with its terms, except (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (c) insofar as indemnification and contribution provisions may be limited by applicable law. Neither Company nor any Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, by-laws or other organizational or charter documents.

3.          No Conflicts. The execution, delivery and performance of the Transaction Documents by Company, the issuance of the Shares and the consummation by Company of the other transactions contemplated thereby do not and will not (a) conflict with or violate any provision of Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (b) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which Company or any Subsidiary is a party or by which any property or asset of Company or any Subsidiary is bound or affected, (c) conflict with or result in a violation of any material law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of Company or a Subsidiary is bound or affected, or (d) conflict with or violate the terms of any material agreement by which Company or any Subsidiary is bound or to which any property or asset of Company or any Subsidiary is bound or affected; except in the case of each of clauses (b), (c) and (d), such as could not have or reasonably be expected to result in a Material Adverse Effect.

4.          Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of Company, threatened against or affecting Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”), which could adversely affect or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by Company or any Subsidiary under the Exchange Act or the Act.

5.          Filings, Consents and Approvals. Neither Company nor any Subsidiary is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by Company of the Transaction Documents, other than any required federal and state securities filings and such filings and approvals as are required to be made or obtained under the applicable Trading Market rules in connection with the transactions contemplated hereby, each of which has been, or if not yet required to be filed will be, timely filed.

6.          Issuance of Shares. The Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and non-assessable, free and clear of all Liens. Company has reserved and will continue to reserve from its duly authorized share capital sufficient Common Shares for issuance pursuant to the Transaction Documents.

7.          Disclosure; Non-Public Information. Company will disclose all material terms of this Agreement and the transactions contemplated hereby in a filing with the Commission on Form 6-K no later than 2 Trading Days following the Effective Date. Notwithstanding any other provision, except with respect to information that must be, and only to the extent that it actually is, timely publicly disclosed by Company pursuant to the foregoing sentence, neither Company nor any other Person acting on its behalf has provided Subscriber or its representatives, agents or attorneys with any information that constitutes or might constitute material, non-public information, including without limitation this Agreement and the Exhibits and Disclosure Schedules hereto. No information contained in the Disclosure Schedules constitutes material non-public information. There is no adverse material information regarding Company that has not been publicly disclosed prior to the Effective Date. Company understands and confirms that Subscriber will rely on the foregoing representations and covenants in effecting transactions in securities of Company. All disclosure provided to Subscriber regarding Company, its business and the transactions contemplated hereby, including without limitation the Disclosure Schedules, furnished by or on behalf of Company with respect to the representations and warranties made herein are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

8.          No Integrated Offering, Neither Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Shares to be integrated with prior offerings by Company that cause a violation of the Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the Trading Market.

9.          Financial Condition. The Public Reports set forth as of the dates thereof all outstanding secured and unsecured Indebtedness of Company or any Subsidiary, or for which Company or any Subsidiary has commitments, and any default with respect to any Indebtedness. Company does not intend to incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be payable on or in respect of its debt.

10.         No Material Misstatement. No representation or warranty or other statement made by Company in the Public Reports or any Transaction Document contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading. Company is not aware of any facts or circumstances that would cause the transactions contemplated by the Transaction Documents, when consummated, to violate the registration requirements under Section 5 of the Act or other federal or state securities laws or regulations.

11.         Investment Company. Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. Company will conduct its business in a manner so that it will not become subject to the Investment Company Act.

B.           Representations Regarding Company. Except as set forth in any current or future Public Reports and attached exhibits, or under the corresponding section of the Disclosure Schedules, if any, Company hereby represents and warrants to, and as applicable covenants with, Subscriber as of the Closing:

1.          Capitalization. The capitalization of Company is as described in Company’s most recently filed Public Report and Company has not issued any share capital since such filing. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents which has not been waived or satisfied. Except as a result of the subscription for the Shares, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares, or contracts, commitments, understandings or arrangements by which Company or any Subsidiary is or may become bound to issue additional Common Shares or securities convertible into or exercisable for Common Shares. The issuance of the Shares will not obligate Company to issue Common Shares or other securities to any Person, other than Subscriber, and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange, or reset price under such securities. All of the outstanding shares in the capital of Company are validly issued, fully paid and nonassessable, have been issued in material compliance with all federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in Section II.D.3 above, no further approval or authorization of any shareholder, the Board of Directors of Company or others is required for the issuance of the Shares. There are no shareholder agreements, voting agreements or other similar agreements with respect to Company’s share capital to which Company is a party or, to the knowledge of Company, between or among any of Company’s shareholders.

2.          Subsidiaries. All of the direct and indirect subsidiaries of Company are set forth in the Public Reports or the corresponding section of the Disclosure Schedules. Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary, and all of such directly or indirectly owned capital stock or other equity interests are owned free and clear of any Liens. All the issued and outstanding shares of capital stock of each Subsidiary are duly authorized, validly issued, fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

3.          Public Reports; Financial Statements. Company has filed all required Public Reports for the one year preceding the Effective Date. As of their respective dates or as subsequently amended, the Public Reports complied in all material respects with the requirements of the Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, as applicable, and none of the Public Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Company included in the Public Reports, as amended, comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

4.          Material Changes. Except as specifically disclosed in the Public Reports, (a) there has been no event, occurrence or development that has had, or that could reasonably be expected to result in, a Material Adverse Effect, (b) Company has not incurred any liabilities (contingent or otherwise) other than (i) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and (ii) liabilities not required to be reflected in Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (c) Company has not altered its method of accounting, (d) Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares in the capital of the Company, and (e) Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company equity incentive plans. Company does not have pending before the Commission any request for confidential treatment of information.

5.          Litigation. There is no Action pending or, to the knowledge of the Company, threatened, which could reasonably be expected to result in a Material Adverse Effect. Neither Company nor any Subsidiary, nor to the knowledge of Company any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of Company, there is not pending or contemplated, any investigation by the Commission involving Company or any current or former director or officer of Company.

6.          Labor Relations. No material labor dispute exists or, to the knowledge of Company, is imminent with respect to any of the employees of Company, which could reasonably be expected to result in a Material Adverse Effect.

7.          Compliance. Neither Company nor any Subsidiary (a) is in material default under or in material violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by Company or any Subsidiary under), nor has Company or any Subsidiary received notice of a claim that it is in material default under or that it is in material violation of, any indenture, loan or credit agreement or any other similar agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (b) is in violation of any order of any court, arbitrator or governmental body, or (c) is or has been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business except in each case as could not have a Material Adverse Effect.

8.          Regulatory Permits. Company and each Subsidiary possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Public Reports and as currently being conducted, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

9.          Title to Assets. Company and each Subsidiary have good and marketable title in fee simple to all real property owned by them that is material to the business of Company and each Subsidiary and good and marketable title in all personal property owned by them that is material to the business of Company and each Subsidiary, in each case free and clear of all Liens, except for Liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Company and each Subsidiary and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by Company and each Subsidiary are held by them under valid, subsisting and enforceable leases of which Company and each Subsidiary are in compliance.

10.         Patents and Trademarks. Company and each Subsidiary have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the Public Reports and which the failure to so have could have a Material Adverse Effect (collectively, “Intellectual Property Rights”). Neither Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights of Company or each Subsidiary.

11.         Insurance. Company and each Subsidiary are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which Company and each Subsidiary are engaged, including but not limited to directors and officers insurance coverage at least equal to the Subscription Amount. To Company’s knowledge, such insurance contracts and policies are accurate and complete in all material respects. Neither Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without an increase in cost that would constitute a Material Adverse Effect.

12.         Transactions With Affiliates and Employees. Except as set forth in the Public Reports, none of the officers or directors of Company and, to the knowledge of Company, none of the employees of Company is presently a party to any transaction with Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than (i) for payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of Company and (iii) for other employee benefits, including stock option agreements under any equity incentive plan of Company.

13.         Sarbanes-Oxley; Internal Accounting Controls. Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002, which are applicable to it as of the date of the Closing. Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of Company’s disclosure controls and procedures based on their evaluations as of the evaluation date. Since such date, there have been no significant changes in Company’s internal accounting controls or its disclosure controls and procedures or, to Company’s knowledge, in other factors that could materially affect Company’s internal accounting controls or its disclosure controls and procedures.

14.         Certain Fees. No brokerage or finder’s fees or commissions are or will be payable to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement. Notwithstanding any other provision, Subscriber will have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this section that may be due in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

15.         Registration Rights. No Person has any right to cause Company to effect the registration under the Act of any securities of Company.

16.         Listing and Maintenance Requirements. The Common Shares are registered pursuant to Section 12 of the Exchange Act, and Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has Company received any notification that the Commission is contemplating terminating such registration. Except as disclosed in the Public Reports, Company has not, in the 12 months preceding the Effective Date, received notice from any Trading Market on which the Common Shares are or have been listed or quoted to the effect that Company is not in compliance with the listing or maintenance requirements of such Trading Market. Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

17.         Application of Takeover Protections. Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Company’s Memorandum of Association (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to Subscriber as a result of Subscriber and Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation Company’s issuance of the Shares and Subscriber’s ownership of the Shares.

18.         Tax Status. Company and each of its Subsidiaries has made or filed all federal, state and foreign income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes). Company has not executed a waiver with respect to the statute of limitations relating to the assessment or collection of any foreign, federal, statute or local tax. None of Company’s tax returns is presently being audited by any taxing authority. Company would not be classified as a PFIC for its most recently completed taxable year, and does not expect to be classified as a PFIC for its current taxable year.

19.         Foreign Corrupt Practices. Neither Company, nor to the knowledge of Company, any agent or other person acting on behalf of Company, has (a) directly or indirectly, used any corrupt funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (c) failed to disclose fully any contribution made by Company, or made by any person acting on its behalf of which Company is aware, which is in violation of law, or (d) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

20.         Accountants and Lawyers. Company’s accountants are set forth in the Public Reports and such accountants are an independent registered public accounting firm. There are no material disagreements presently existing, or reasonably anticipated by Company to arise, between Company and the accountants or lawyers formerly or presently employed by Company.

21.         Offshore Transaction. Company is a foreign private issuer, as defined in Rule 405 under the Act. Company has not, and will not, engage in any directed selling efforts, as defined in Regulation S, in the United States in respect of any of the Shares. Company is offering and selling the Shares only in offshore transactions, in accordance with Regulation S. Company and its Affiliates have complied, and will comply, with the offering restrictions requirements of Regulation S. Company has only offered, and will only offer, the Preference Shares to Subscriber.

22.         Acknowledgments Regarding Subscriber. Company’s decision to enter into this Agreement has been based solely on the independent evaluation of Company and its representatives, and Company acknowledges and agrees that:

a.           Subscriber is not, has never been, and as a result of the transactions contemplated by the Transaction Documents will not become an officer, director, insider, control person, to Company’s knowledge 10% or greater shareholder, or otherwise an affiliate of Company as defined under Rule 12b-2 of the Exchange Act;

b.           Subscriber is acting solely in the capacity of arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby;

c.           Subscriber does not make or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section III.C below; and

d.           Subscriber is not acting as a legal, financial, accounting or tax advisor to Company, or fiduciary of Company, or in any similar capacity, with respect to this Agreement and the transactions contemplated hereby. Any statement made by Subscriber or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereby is not advice or a recommendation, and is merely incidental to Subscriber’s subscription for the Shares.

C.           Representations and Warranties of Subscriber. Subscriber hereby represents and warrants as of the Closing as follows:

1.          Organization; Authority. Subscriber is an entity validly existing and in good standing under the laws of the jurisdiction of its organization with full right, company power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations thereunder. The execution, delivery and performance by Subscriber of the transactions contemplated by this Agreement have been duly authorized by all necessary company or similar action on the part of Subscriber. Each Transaction Document, to which it is a party has been, or will be, duly executed by Subscriber, and when delivered by Subscriber in accordance with the terms hereof, will constitute the valid and legally binding obligation of Subscriber, enforceable against it in accordance with its terms, except (a) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, and (c) insofar as indemnification and contribution provisions may be limited by applicable law.

2.          Subscriber Status. Subscriber certifies that Subscriber is not, and was not at the time Subscriber was offered the Shares, a U.S. Person, and is not acquiring the Shares for the account or benefit of any U.S. Person. Subscriber agrees to resell the Shares only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration. Subscriber agrees not to engage in hedging transactions with regard to the Shares unless in compliance with the Act. In addition,

3.          Experience of Subscriber. Subscriber is an accredited investor, as defined in Rule 501(a) under the Act. Subscriber is acquiring the Preference Shares as principal for its own account, in the ordinary course of its business. Subscriber, either alone or together with Subscriber’s representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Subscriber is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

4.          No Short Sales. Subscriber (a) does not hold any short position in, (b) has not engaged in any Short Sales of, and (c) has not participated in any hedging transactions involving, the Common Shares prior to the Effective Date.

IV.          Securities and Other Provisions.

A.           Subscriber Due Diligence. Subscriber will have the right and opportunity to conduct customary due diligence with respect to any Registration Statement or Prospectus in which the name of Subscriber or any Affiliate of Subscriber appears.

B.           Furnishing of Information. As long as Subscriber owns any Shares, Company covenants to use its reasonable best efforts to timely file, or obtain extensions in respect thereof and file within the applicable grace period, all reports required to be filed by Company after the Effective Date pursuant to the Exchange Act or, to the extent not then registered under the Exchange Act, the alternative reporting guidelines of OTC Markets Group, Inc. or its successor. As long as Subscriber owns any Shares, if Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to Subscriber and make publicly available in accordance with Rule 144(c) such information as is required for Subscriber to sell the Shares under Rule 144. Company further covenants that it will take such further action as any holder of Shares may reasonably request, all to the extent required from time to time to enable such Person to sell such Shares without registration under the Act within the limitation of the exemptions provided by Rule 144.

C.           Disclosure and Publicity. Company will notify Subscriber prior to issuing any current report, press release, public statement or communication with respect to the transactions contemplated hereby.

D.           Shareholders Rights Plan. No claim will be made or enforced by Company or, to the knowledge of Company, any other Person that Subscriber is an “Acquiring Person” under any shareholders rights plan or similar plan or arrangement in effect or hereafter adopted by Company, or that Subscriber could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Shares under the Transaction Documents or under any other agreement between Company and Subscriber. Company will conduct its business in a manner so that it will not become subject to the Investment Company Act of 1940, as amended.

E.           No Non-Public Information. Company covenants and agrees that neither it nor any other Person acting on its behalf will, provide Subscriber or its agents or counsel with any information that Company believes or reasonably should believe constitutes material non-public information. On and after the Effective Date, neither Subscriber nor any Affiliate of Subscriber will have any duty of trust or confidence that is owed directly, indirectly, or derivatively, to Company or the shareholders of Company, or to any other Person who is the source of material non-public information regarding Company. Company understands and confirms that Subscriber will be relying on the foregoing in effecting transactions in securities of Company, including without limitation issues of the Shares.

F.           Indemnification of Subscriber.

1.          Obligation to Indemnify. Subject to the provisions of this Section IV.F, Company will indemnify and hold Subscriber, its Affiliates, and each of their directors, officers, shareholders, partners, employees, agents and attorneys, and any person who controls Subscriber within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (collectively, “Subscriber Parties” and each a “Subscriber Party”), harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, reasonable costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”) that any Subscriber Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by Company in this Agreement or in the other Transaction Documents, (b) any action instituted against any Subscriber Party, or any of them or their respective Affiliates, by any shareholder of Company who is not an Affiliate of a Subscriber Party, with respect to any of the transactions contemplated by the Transaction Documents, (c) any untrue statement or alleged untrue statement of a material fact contained in any filing or public statement made by Company, or arising out of or based upon any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (d) any Subscriber Party becoming involved in any capacity in any proceeding by or against any Person who is a shareholder of Company, as a result of Subscriber’s acquisition of the Shares under this Agreement.

2.          Procedure for Indemnification. If any action will be brought against a Subscriber Party in respect of which indemnity may be sought pursuant to this Agreement, such Subscriber Party will promptly notify Company in writing, and Company will have the right to assume the defense thereof with counsel of its own choosing. Subscriber Parties will have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel will be at the expense of Subscriber Parties except to the extent that (a) the employment thereof has been specifically authorized by Company in writing, (b) Company has failed after a reasonable period of time to assume such defense and to employ counsel or (c) in such action there is, in the reasonable opinion of such separate counsel, a material conflict with respect to the dispute in question on any material issue between the position of Company and the position of Subscriber Parties such that it would be inappropriate for one counsel to represent Company and Subscriber Parties. Company will not be liable to Subscriber Parties under this Agreement (i) for any settlement by a Subscriber Party effected without Company’s prior written consent, which will not be unreasonably withheld or delayed; or (ii) to the extent, but only to the extent that a loss, claim, damage or liability is either attributable to Subscriber’s breach of any of the representations, warranties, covenants or agreements made by Subscriber in this Agreement or in the other Transaction Documents. In no event shall the Company be liable for the reasonable fees and expenses for more than one separate firm of attorneys (plus local counsel as applicable) to represent all Subscriber Parties.

3.          Other than the liability of Subscriber to Company for uncured material breach of the express provisions of this Agreement, no Subscriber Party will have any liability to Company or any Person asserting claims on behalf of or in right of Company as a result of acquiring the Shares under this Agreement.

G.           Reservation of Shares. Company shall at all times maintain a reserve from its duly authorized Common Shares for issuance pursuant to the Transaction Documents authorized Common Shares in an amount equal to thrice the number of shares sufficient to immediately issue all Common Shares potentially issuable upon any conversion of the Preference Shares at such time.

H.           Activity Restrictions. For so long as Subscriber or any of its Affiliates holds any Shares, neither Subscriber nor any Affiliate will: (i) vote any Common Shares owned or controlled by it, sign or solicit any proxies, or seek to advise or influence any Person with respect to any voting securities of Company; (ii) engage or participate in any actions, plans or proposals which relate to or would result in (a) acquiring additional securities of Company, alone or together with any other Person, which would result in beneficially owning or controlling more than 9.99% of the total outstanding Common Shares or other voting securities of Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Company or any of its subsidiaries, (d) any change in the present board of directors or management of Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Company, (f) any other material change in Company’s business or corporate structure, including but not limited to, if Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, (g) changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Company by any Person, (h) causing a class of securities of Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action, intention, plan or arrangement similar to any of those enumerated above; or (iii) request Company or its directors, officers, employees, agents or representatives to amend or waive any provision of this section.

I.           No Shorting. For so long as Subscriber holds any Shares, Subscriber will not engage in or effect, directly or indirectly, any Short Sale of Company’s share capital.

J.           Share Splits. If Company at any time on or after the Effective Date subdivides (by any share split, share dividend, recapitalization or otherwise) or combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a greater or lesser number of shares, the share numbers and prices set forth in this Agreement, as in effect immediately prior to such subdivision or combination, will be proportionately reduced or increased, as applicable, effective at the close of business on the date the subdivision or combination becomes effective.

K.          Restrictions and Legends. The Shares have not been registered under the Act and may not be offered or sold in the United States unless registered or an exemption from registration is available. Resales of any of the Shares by Subscriber must be made in accordance with Regulation S, the registration requirements of the Act or an exemption therefrom. The offer and issue of the Shares to Subscriber is not made to a U.S. person or for the account or benefit of a U.S. person. Company is required to refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration. Upon the issuance thereof, and only until such time as the same is no longer required under the applicable securities laws and regulations, the certificates representing any of the Shares will bear a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE ACT.

If Subscriber confirms the accuracy of its representations in Section III.C.2 above, any Common Shares issued to Subscriber more than 40 days after the Effective Date shall be issued as DWAC Shares.

L.           Share Conversions. Subscriber may convert any or all of the 250 Preference Shares issued for cash and the 250 Preference Shares issued as the commitment fee at any time after the Effective Date, from time to time, at its sole and absolute discretion. Subscriber may convert any or all of the other Preference Shares at any time after the Effective Date, from time to time, at its sole and absolute discretion; provided, however, that notwithstanding any other provision, Subscriber may not convert any Preference Shares unless the respective Note given as consideration for issuance of the share certificate representing such shares has been paid in full, by wire transfer of immediately available funds to an account designated by Company, at or prior to the time of such conversion. Company acknowledges that Subscriber’s conversion of Preference Shares may result in substantial dilution. Company’s absolute obligation to issue Common Shares to Subscriber upon conversion of Preference Shares is an independent covenant, and any breach or alleged breach of any provision of any Transaction Document by any person shall not excuse performance of such obligation.

M. Share Conversions. Subscriber will limit its aggregate trading on any single Trading Day to the greater of: (1) 20% of (a) the daily trading volume for that day, or (b) the worldwide average daily trading volume in the Common Shares on all national securities exchanges and automated quotation systems, if any, on which the Common Shares are listed or designated for quotation (as the case may be), excluding any sales of Common Shares by Subscriber, for the 10 Trading Days immediately preceding such Trading Day; (2) $295,000.00 worth of Common Shares; or (3) any greater amount that Company permits or allows any other person to sell, pursuant to any agreement with Company other than for the issuance of Common Shares at a fixed price.

N.           Exclusivity. Until after the full conversion of all Preferred Shares, Company shall not, directly or indirectly, enter into any transaction, or issue any Common Shares, pursuant to, referencing, or in reliance upon Regulation S of the Act.

V.            General Provisions.

A.           Notice. Unless a different time of day or method of delivery is set forth in the Transaction Documents, any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and will be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail prior to 5:00 p.m. Eastern time on a Trading Day and an electronic confirmation of delivery is received by the sender, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered later than 5:00 p.m. Eastern time or on a day that is not a Trading Day, (c) the next Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications are such other address as may be designated in writing, in the same manner, by such Person.

B.           Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by Company and Subscriber or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement will be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor will any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

C.           No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section IV.J.

D.           Fees and Expenses. Company has paid a flat rate documentation fee to Subscriber’s counsel incurred in connection with drafting this Agreement and the other Transaction Documents. Except as otherwise provided in this Agreement, each party will pay the fees and expenses of its own advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. Company acknowledges and agrees that Subscriber’s counsel solely represents Subscriber, and does not represent Company or its interests in connection with the Transaction Documents or the transactions contemplated thereby. Company will pay all stamp and other taxes and duties levied in connection with the issue of the Shares, if any.

E.           Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement will not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, will incorporate such substitute provision in this Agreement.

F.           Replacement of Certificates. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, Company will issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances will also pay any reasonable third-party costs associated with the issuance of such replacement certificates.

G.           Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents will be governed by and construed and enforced in accordance with the laws of Bermuda. The parties hereby waive all rights to a trial by jury. If either party will commence an action or proceeding to enforce any provisions of the Transaction Documents, then the prevailing party in such action or proceeding will be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses reasonably incurred in connection with the investigation, preparation and prosecution of such action or proceeding.

H.           Arbitration. Any dispute, controversy, claim or action of any kind arising out of or relating to this Agreement, or in any way involving Company and Subscriber or their respective Affiliates, will be resolved by final and binding arbitration in English before a retired judge at JAMS International, or its successor, in Bermuda, pursuant to its most expedited and Streamlined Arbitration Rules and Procedures for international arbitrations. Any interim or final award may be entered and enforced by any court of competent jurisdiction. The final award will include the prevailing party’s reasonable arbitration, expert witness and attorney fees, costs and expenses.

I.           Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of Subscriber and Company will be entitled to specific performance under the Transaction Documents, and injunctive relief to prevent any actual or threatened breach under the Transaction Documents, to the full extent permitted under federal and state securities laws.

J.           Payment Set Aside. To the extent that Company makes a payment or payments to Subscriber pursuant to any Transaction Document or Subscriber enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to Company, a trustee, receiver or any other person under any law, including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action, then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied will be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

K.          Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and will not be deemed to limit or affect any of the provisions hereof

L.           Time of the Essence. Time is of the essence with respect to all provisions of this Agreement that specify a time for performance.

M.          Survival. The representations and warranties contained herein will survive the Closing and the delivery of the Shares until all Preference Shares issued to Subscriber or any Affiliate have been converted or redeemed.

N.           Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of the Transaction Documents or any amendments hereto. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. All currency references in any Transaction Document are to U.S. dollars.

O.           Execution. This Agreement may be executed in two or more counterparts, all of which when taken together will be considered one and the same agreement and will become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by portable document format, facsimile or electronic transmission, such signature will create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

P.           Entire Agreement. This Agreement, including the Exhibits hereto, which are hereby incorporated herein by reference, contains the entire agreement and understanding of the parties, and supersedes all prior and contemporaneous agreements, term sheets, letters, discussions, communications and understandings, both oral and written, which the parties acknowledge have been merged into this Agreement. No party, representative, attorney or agent has relied upon any collateral contract, agreement, assurance, promise, understanding or representation not expressly set forth hereinabove. The parties hereby expressly waive all rights and remedies, at law and in equity, directly or indirectly arising out of or relating to, or which may arise as a result of, any Person’s reliance on any such assurance.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the Effective Date.

Company:

NEWLEAD HOLDINGS LTD.

By:	/s/ Antonis Bertsos
Name:	Antonis Bertsos
Title:	Chief Financial Officer

Subscriber:

IRONRIDGE GLOBAL IV, LTD.

By:	/s/ Navigator Management Ltd
Name:	Navigator Management Ltd.
Title:	Director

Exhibit 1

Glossary of Defined Terms

"$" refers to the lawful currency of the United States of America.

“Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder.

“Action” has the meaning set forth in Section III.A.4.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Act.

“Agreement” means this Share Subscription Agreement.

“Certificate of Designations” means the certificate irrevocably approved by the Company’s board of directors, in the form attached hereto as Exhibit 2.

“Closing” has the meaning set forth in Section II.D.

“Closing Price” means, for any security as of any date, the last closing bid price for such security on the Trading Market, or, if the Trading Market begins to operate on an extended hours basis and does not designate the closing bid price, then the last bid price of such security prior to 4:00 p.m. Eastern time, or, if the Trading Market is not the principal securities exchange or trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security, or, if no closing bid price is reported for such security, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).

“Commission” means the U.S. Securities and Exchange Commission.

“Common Shares” means the Common Shares of Company and any replacement or substitute thereof, or any share capital into which such Common Shares will have been changed or any share capital resulting from a reclassification of such Common Shares and includes the Common Shares issuable upon conversion of the Preference Shares.

“Company” has the meaning set forth in the first paragraph of the Agreement.

“Disclosure Schedules” means the disclosure schedules of Company delivered concurrently herewith. The Disclosure Schedules will contain no material non-public information.

“DTC” means The Depository Trust Company, or any successor performing substantially the same function for Company.

“DWAC Shares” means all Shares or other Common Shares issued or issuable to Subscriber or any Affiliate, successor or assign of Subscriber pursuant to any of the Transaction Documents, all of which will be (a) issued in electronic form, (b) freely tradable and without restriction on resale, and (c) timely credited by Company to the specified Deposit/Withdrawal at Custodian (DWAC) account with DTC under its Fast Automated Securities Transfer (FAST) Program or any similar program hereafter adopted by DTC performing substantially the same function, in accordance with irrevocable instructions issued to and countersigned by the Transfer Agent, in the form attached hereto as Exhibit 3.

“Equity Conditions” has the meaning set forth in the Certificate of Designations.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.

“Effective Date” has the meaning set forth in the first paragraph of the Agreement.

“GAAP” means U.S. generally accepted accounting principles applied on a consistent basis during the periods involved.

“Indebtedness” means (a) any liabilities for borrowed money or amounts owed in excess of $100,000, other than trade accounts payable incurred in the ordinary course of business, (b) all guaranties, endorsements and other contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in Company’s balance sheet, or the notes thereto, except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (c) the present value of any lease payments in excess of $100,000 due under leases required to be capitalized in accordance with GAAP.

“Intellectual Property Rights” has the meaning set forth in Section III.B.10.

“Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Material Adverse Effect” includes any material adverse effect on (a) the legality, validity or enforceability of any Transaction Document, or (b) the results of operations, assets, business, or financial condition of Company and the Subsidiaries, taken as a whole, which is not disclosed in the Public Reports prior to the Effective Date, or (c) a Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

“Material Permits” has the meaning set forth in Section III.B.8.

“Officer’s Closing Certificate” means a certificate executed by an authorized officer of Company, in the form attached as Exhibit 6.

“Opinion” means an opinion from Company’s independent legal counsel, in the form attached as Exhibit 5.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government, or an agency or subdivision thereof, or other entity of any kind.

"PFIC" means a passive foreign investment company, within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended,

“Preference Shares” means Series A Preference Shares to be issued to Subscriber pursuant to this Agreement.

“Public Reports” includes all reports required to be filed by Company under the Act or the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the Effective Date and thereafter.

“Regulation S” means Regulation S promulgated under the Act.

“Secretary’s Certificate” means a certificate, the form of which is attached as Exhibit 7, signed by the secretary of Company.

“Shares” include the Preference Shares and the Common Shares.

“Short Sale” means a “short sale” as defined in Rule 200 of Regulation SHO of the Exchange Act.

“Subscriber” has the meaning set forth in the first paragraph of the Agreement.

“Subscription Amount” has the meaning set forth in Section II.A.1.

“Subsidiary” means any Person Company owns or controls, or in which Company, directly or indirectly, owns a majority of the capital stock or similar interest that would be disclosable pursuant to Regulation S-K, Item 601(b)(21).

“Trading Day” means any day on which the Common Shares are traded on the Trading Market; provided that it will not include any day on which the Common Shares are (a) scheduled to trade for less than 5 hours, or (b) suspended from trading.

“Trading Market” means NASDAQ or whatever is at the time the principal U.S. trading exchange or market for the Common Shares, excluding OTC Pink Limited Information or below. All Trading Market data shall be measured as provided by the appropriate function of the Bloomberg Professional service of Bloomberg Financial Markets or its successor performing similar functions.

“Transaction Documents” means this Agreement, the other agreements, certificates and documents referenced herein or the form of which is attached hereto, and the exhibits, schedules and appendices hereto and thereto.

“Transfer Agent” means the Company’s current transfer agent, or any successor transfer agent for the Common Shares.

“U.S. Person” has the meaning given by Rule 902(k) of Regulation S.

Exhibit 2

Form of Certificate of Designations

NEWLEAD HOLDINGS LTD.

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A PREFERENCE SHARES

The undersigned, Michael S. Zolotas and Antonios Bertsos, hereby certify that:

1.          They are the Chief Executive Officer and Chief Financial Officer, respectively, of NewLead Holdings Ltd., a Bermuda company (the “Corporation”).

2.          The Corporation is authorized to issue 500,000,000 preference shares, of which none are currently designated, issued or outstanding.

3.          The following resolutions were duly adopted by the Board of Directors of the Corporation on March 4, 2014:

WHEREAS, the Memorandum of Association and Bye-laws of the Corporation provide for a class of its authorized share capital known as preference shares, comprised of 500,000,000 shares, $0.01 par value per share (the “Preference Shares”), issuable from time to time in one or more series;

WHEREAS, pursuant to the Bye-laws of the Corporation, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preference Shares and the number of shares constituting any series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid and as set forth in this Certificate of Designations of Preferences, Rights and Limitations of Series A Preference Shares, to designate the rights, preferences, restrictions and other matters relating to the Series A Preference Shares, which will consist of up to 10,000 Preference Shares which the Corporation has the authority to issue, as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors does hereby provide for the issuance of a series of Preference Shares for cash or exchange of other securities, rights or property and does hereby fix and determine the rights, preferences, restrictions and other matters relating to such series of Preference Shares as follows:

I.           Terms of Preference Shares.

A.           Designation and Amount. The series of Preference Shares are hereby designated as the Corporation’s Series A Preference Shares, par value of $0.01 per share (the “Series A Preference Shares”), which Series A Preference Shares will not be subject to increase without any consent of the holders of the Series A Preference Shares (each a “Holder” and collectively, the “Holders”) that may be required by applicable law.

B.           Ranking and Voting.

1.          Ranking. The Series A Preference Shares will, with respect to dividend rights and rights upon liquidation, winding-up or dissolution, rank: (a) senior with respect to dividends with the Corporation’s Common Shares (“Common Shares”); (b) pari passu with respect to rights of liquidation with the Common Shares; (c) pari passu with respect to dividends and right of liquidation with the Corporation’s Series A Preference Shares; and (d) junior to all existing and future indebtedness of the Corporation. Without the prior written consent of the Holders of a majority of the outstanding Series A Preference Shares (voting separately as a single class), the Corporation may not issue any Series A Preference Shares or other Preference Shares that is not junior to, or pari passu, with the Series A Preference Shares in right of dividends and liquidation. Notwithstanding the foregoing, within 6 months of an Issuance Date, the Corporation may not issue any Series A Preference Shares or other Preference Shares that is pari passu with the Series A Preference Shares without the prior written consent of the Holders of a majority of the outstanding Series A Preference Shares (voting separately as a single class).

2.          Voting. Except as required by applicable law or as set forth herein, the holders of shares of Series A Preference Shares will have no right to vote on any matters, questions or proceedings of this Corporation including, without limitation, the election of directors.

C.           Dividends.

1.          Commencing on the date of the issuance of any such shares of Series A Preference Shares (each respectively an “Issuance Date”), each outstanding Series A Preference Share will accrue cumulative dividends (“Dividends”), at a rate equal to 10.75% per annum, subject to adjustment as provided herein (“Dividend Rate”), of the Series A Face Value. Dividends will be payable with respect to any shares of Series A Preference Shares upon any of the following: (a) upon redemption of such shares in accordance with Section I.F; (b) upon conversion of such shares in accordance with Section I.G; and (c) when, as and if otherwise declared by the board of directors of the Corporation. Any calculation of the amount of such Dividends accrued and payable pursuant to the provisions of this Section I.C. will be made based on a 365-day year, compounded annually.

2.          Dividends, as well as any applicable Embedded Dividend Liability payable hereunder, are payable at the Corporation’s election, (a) in cash, or (b) in Common Shares valued at the volume weighted average price of the Common Shares for the applicable Equity Conditions Measuring Period, not to exceed 85.0% of the Closing Price on any of the Trading Days during the Equity Conditions Measuring Period.

3.          So long as any Series A Preference Shares are outstanding, no dividends or other distributions will be paid, declared or set apart with respect to any Common Shares. The Common Shares will not be redeemed while the Series A Preference Shares are outstanding.

D.           Protective Provision. So long as any Series A Preference Shares are outstanding, the Corporation will not, without the affirmative approval of the Holders of a majority of the Series A Preference Shares then outstanding (voting separately as one class), (i) alter or change adversely the powers, preferences or rights given to the Series A Preference Shares or alter or amend this Certificate of Designations, (ii) authorize or create any class of shares ranking as to distribution of dividends senior to the Series A Preference Shares, (iii) amend its Memorandum of Association or Bye-laws in breach of any of the provisions hereof, (iv) increase the authorized number of Series A Preference Shares, (v) liquidate, dissolve or wind-up the business and affairs of the Corporation, or effect any Deemed Liquidation Event (as defined below), or (vi) enter into any agreement with respect to the foregoing.

1.          A “Deemed Liquidation Event” will mean: (a) a merger, amalgamation or consolidation in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares in its capital pursuant to such merger, amalgamation or consolidation, except any such merger, amalgamation or consolidation involving the Corporation or a subsidiary in which the shares in the capital of the Corporation outstanding immediately prior to such merger, amalgamation or consolidation continue to represent, or are converted into or exchanged for shares that represent, immediately following such merger, amalgamation or consolidation, at least a majority, by voting power, of the share capital or capital stock of the surviving or resulting corporation or if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, amalgamation or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.          The Corporation will not have the power to effect a Deemed Liquidation Event referred to in Section I.D.1 unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the shareholders of the Corporation will be allocated among the shareholders of the Corporation in accordance with Section I.E.

E.           Liquidation.

1.          Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of debts and other liabilities of the Corporation, pari passu with any distribution or payment made to the holders of Series A Preference Shares and Common Shares by reason of their ownership thereof, the Holders of Series A Preference Shares will be entitled to be paid out of the assets of the Corporation available for distribution to its shareholders an amount with respect to each Series A Preference Share equal to $10,000.00 (“Series A Face Value”), plus any accrued but unpaid Dividends thereon (collectively with the Series A Face Value, the “Series A Liquidation Value”). If, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the amounts payable with respect to the Series A Preference Shares are not paid in full, the holders of Series A Preference Shares will share equally and ratably with the holders of shares of Series A Preference Shares and Common Shares in any distribution of assets of the Corporation in proportion to the liquidation preference and an amount equal to all accumulated and unpaid Dividends, if any, to which each such holder is entitled.

2.          If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation will be insufficient to make payment in full to all Holders, then such assets will be distributed among the Holders at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

F.           Redemption.

1.          Corporation’s Redemption Option. Upon or after 7 years after the Issuance Date (“Dividend Maturity Date”), the Corporation will have the right, at the Corporation’s option, to redeem all or a portion of the Series A Preference Shares, at a price per share equal to 100% of the Series A Liquidation Value.

2.          Early Redemption. Prior to redemption pursuant to Section I.F.1 hereof, the Corporation will have the right, at the Corporation’s option, to redeem all or a portion of the Series A Preference Shares at any time or times after the Issuance Date of such Series A Preference Shares, at a price per share (the “Early Redemption Price”) equal to the sum of the following: (a) the Series A Face Value, plus (b) the Embedded Dividend Liability for the applicable redemption or conversion, less (c) any Dividends that have been paid.

3.          Credit Risk Adjustment. Notwithstanding any other provision, the Dividend Rate shall adjust upward by an amount equal to the Credit Spread Adjustment for each amount, if any, equal to the Adjustment Factor, or any portion thereof that the Measuring Metric falls below the Minimum Triggering Level. The Dividend Rate shall adjust downward by an amount equal to the Credit Spread Adjustment for each amount, if any, equal to the Adjustment Factor that the Measuring Metric rises above the Maximum Triggering Level. The adjusted Dividend Rate for each Series A Liquidation Amount, Embedded Dividend Liability, Early Redemption Price, or Dividend, as applicable, shall be determined based upon the volume weighted average price of the Common Shares for the applicable Equity Conditions Measuring Period, not to exceed the Closing Price on any of the Trading Days during the Equity Conditions Measuring Period.

4.          Mandatory Redemption. If the Corporation determines to liquidate, dissolve or wind-up its business and affairs, or effect any Deemed Liquidation Event, the Corporation will redeem the Series A Preference Shares, at the Early Redemption Price set forth in Section I.F.2 if the event is prior to the 7-year anniversary of the Issuance Date, or the Series A Liquidation Value if the event is on or after the 7-year anniversary of the Issuance Date.

5.          Mechanics of Redemption. If the Corporation elects to redeem any of the Holders’ Series A Preference Shares then outstanding, it will deliver written notice thereof via facsimile and overnight courier (“Notice of Redemption at Option of Corporation”) to each Holder, which Notice of Redemption at Option of Corporation will indicate (a) the number of Series A Preference Shares that the Corporation is electing to redeem and (b) the applicable Early Redemption Price or Series A Liquidation Value.

6.          Payment of Redemption Price. Upon receipt by any Holder of a Notice of Redemption at Option of Corporation, such Holder will promptly submit to the Corporation such Holder’s Series A Preference Shares certificates. Upon receipt of such Holder’s Series A Preference Shares certificates, the Corporation will pay the Early Redemption Price or Series A Liquidation Value, as applicable, to such Holder in cash.

G.           Conversion.

1.          Mechanics of Conversion.

a.           Subject to the terms and conditions hereof, one or more of the Series A Preference Shares may be converted, in part or in whole, into f Common Shares, at any time or times after the Issuance Date, at the option of Holder or the Corporation, by (i) if at the option of Holder, delivery of one or more written notices to the Corporation (each, a “Holder Conversion Notice”), of the Holder’s election to convert the Series A Preference Shares or of additional Common Shares then due with regard to a prior conversion, and stating the number of shares to which Holder is then entitled, or (ii) if at the option of the Corporation, if the Equity Conditions are met, delivery of written notice to Holder (each, a “Corporation Conversion Notice” and, with the Holder Conversion Notices, each a “Conversion Notice”), of the Corporation’s election to convert the Series A Preference Shares. On the same Trading Day on which the Corporation has received or issued a Conversion Notice by 11:59 a.m. Eastern time, or the following Trading Day if received after such time or on a non-Trading Day, (each, a “Notice Date”), the Corporation shall transmit by facsimile or electronic mail an acknowledgment of confirmation of receipt of the Holder Conversion Notice or issuance of the Corporation Conversion Notice to the Holder and the Corporation’s transfer agent (the “Transfer Agent”) and shall either (a) only if Corporation is not approved through The Depository Trust Corporation (DTC), issue and surrender to a common carrier for overnight delivery to the address as specified in the Conversion Notice a certificate bearing no restrictive legend, registered in the name of Holder or its designee, for the number of Conversion Shares to which Holder is then entitled as set forth in the Conversion Notice, or (b) if the Corporation is approved through DTC, authorize the credit by the Transfer Agent of such aggregate number of Conversion Shares to which Holder is then entitled, as set forth in the Conversion Notice, to Holder’s or its designee’s balance account with the DTC Fast Automated Securities Transfer (FAST) Program, through its Deposit/Withdrawal at Custodian (DWAC) system, time being of the essence.

b.           If the Corporation shall fail, for any reason, to issue or cause to be issued to the Holder, within 3 Trading Days after receipt of the applicable Conversion Notice, the number of Conversion Shares to which the Holder is entitled as stated in the Conversion Notice, then, in addition to all other remedies available to the Holder, the Corporation shall pay in cash to the Holder on each day after such 3rd Trading Day that the issuance of such Conversion Shares is not timely effected an amount equal to 2% of the product of (i) the aggregate number of Conversion Shares not issued to the Holder on a timely basis and to which the Holder is entitled and (ii) the highest Closing Price of the Common Shares between the date on which the Corporation should have issued such shares to the Holder and the actual date of receipt by Holder.

c.           No fractional Common Shares are to be issued upon conversion of Series A Preference Shares, but rather the Corporation shall issue to Holder scrip or warrants in registered form (certificated or uncertificated) which shall entitle Holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share.

d.           The Holder shall not be required to deliver the original certificates for the Series A Preference Shares in order to effect a conversion hereunder.

e.           The Corporation shall pay any and all taxes which may be payable with respect to the issuance and delivery of any Conversion Shares.

2.          Holder Conversion. In the event of a conversion of any Series A Preference Shares pursuant to an Holder Conversion Notice, the Corporation shall (a) satisfy the Embedded Dividend Liability as provided in Section I.C.2, and (b) issue to the Holder of such Series A Preference Shares a number of Conversion Shares equal to (i) the Series A Face Value multiplied by (ii) the number of such Series A Preference Shares subject to the Holder Conversion Notice divided by (iii) the applicable Conversion Price with respect to such Series A Preference Shares.

3.          Corporation Conversion. The Corporation shall have the right to send the Holder a Corporation Conversion Notice in the event that (x) the Closing Price of the Common Shares exceeds 300% of the Series A Conversion Price for any 20 consecutive Trading Days and (y) the Equity Conditions are met as of the time such Company Conversion Notice is given. Upon any conversion of any Series A Preference Shares pursuant to a Corporation Conversion Notice, the Corporation shall (a) satisfy the Embedded Dividend Liability as provided in Section I.C.2,, and (b) issue to the Holder of such Series A Preference Shares a number of Conversion Shares equal to (i) the Series A Face Value multiplied by (ii) the number of such Series A Preference Shares subject to the Holder Conversion Notice divided by (iii) the applicable Conversion Price with respect to such Series A Preference Shares.

4.          Share Splits. If the Corporation at any time on or after the filing of this Certificate of Designations subdivides (by any share split, share dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the applicable Conversion Price, Adjustment Factor, Maximum Triggering Level, Minimum Triggering Level, and other share based metrics in effect immediately prior to such subdivision will be proportionately reduced and the number of Common Shares issuable will be proportionately increased. If the Corporation at any time on or after such Issuance Date combines (by combination, reverse share split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the applicable Conversion Price, Adjustment Factor, Maximum Triggering Level, Minimum Triggering Level, and other share based metrics in effect immediately prior to such combination will be proportionately increased and the number of Conversion Shares will be proportionately decreased. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

5.          Rights. In addition to any adjustments pursuant to Section I.G.4, if at any time the Corporation grants, issues or sells any options, convertible securities or rights to subscribe for stock, warrants, securities or other property pro rata to the record holders of any class of Common Shares (the “Subscription Rights”), then Holder will be entitled to acquire, upon the terms applicable to such Subscription Rights, the aggregate Subscription Rights which Holder could have acquired if Holder had held the number of Common Shares acquirable upon conversion of all Series A Preference Shares held by Holder immediately before the date on which a record is taken for the grant, issuance or sale of such Subscription Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Subscription Rights.

6.          Definitions. For purposes of this Section I.G, the following terms shall have the following meanings:

a.           “Adjustment Factor” means $0.05 per Common Share.

b.           “Closing Price” means, for any security as of any date, the last closing bid price for such security on the Trading Market, or, if the Trading Market begins to operate on an extended hours basis and does not designate the closing bid price, then the last bid price of such security prior to 4:00 p.m., Eastern time, or, if the Trading Market is not the principal securities exchange or trading market for such security, the last closing bid price of such security on the principal securities exchange or trading market where such security is listed or traded, or if the foregoing do not apply, the last closing bid price of such security in the over-the-counter market on the electronic bulletin board for such security, or, if no closing bid price is reported for such security, the average of the bid prices of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).

c.           “Conversion Price” means a price per Common Share equal to $1.00 per Common Share, subject to adjustment as otherwise provided herein.

d.           “Conversion Shares” means Common Shares issuable upon conversion of Series A Preference Shares.

e.           “Credit Spread Adjustment” means 98.45 basis points.

f.            “Embedded Dividend Liability” for each Series A Preference Share means the Series A Face Value, multiplied by the product of (i) the applicable Dividend Rate, and (ii) the number of whole years between the Issuance Date and the Dividend Maturity Date.

g.           “Equity Conditions” means (i) on each day during the period beginning 30 Trading Days prior to the applicable Notice Date or other date of determination, and ending 30 Trading Days after the later of such date or when all applicable Conversion Shares have actually been received into Holder’s designated brokerage account in electronic form and fully cleared for trading (the “Equity Conditions Measuring Period”), the Common Shares (A) is not under chill or freeze from The Depository Trust Company, (B) is designated for quotation on the Trading Market and shall not have been suspended from trading on such exchange or market, and (C) delisting or suspension by the Trading Market has not been threatened or pending either in writing by such exchange or market or by falling below the then effective minimum listing maintenance requirements of such exchange or market, other than either the minimum bid price or market capitalization; (ii) during the Equity Conditions Measuring Period, the Corporation shall have delivered Conversion Shares upon all conversions or redemptions of the Series A Preference Shares in accordance with their terms to the Holder on a timely basis; (iii) the Corporation shall have no knowledge of any fact that would cause both of the following (1) to the extent a registration statement has been filed, it is not available for the issuance of the Conversion Shares; and (2) Section 3(a)(9) under the Securities Act of 1933, as amended, not to be available for the issuance of the Conversion Shares, or Securities Act Regulation S and Securities Act Rule 144 not to be available for the immediate resale of all the Conversion Shares underlying the Series A Preference Shares; and (iv) the Corporation otherwise shall have been in compliance with and shall not have breached any provision, covenant, representation or warranty of any Transaction Document.

h.           “Measuring Metric” means the volume weighted average price of the Common Shares on any Trading Day following the Issuance Date of the Series A Preference Shares.

i.            “Maximum Triggering Level” means $1.15 per Common Share.

k.          “Minimum Triggering Level” means $0.85 per Common Share.

p.           “Trading Day” means any day on which the Common Shares are traded on the Trading Market.

v.           “Trading Market” means NASDAQ or whatever is at the time the principal U.S. trading exchange or market for the Common Shares, excluding OTC Pink Limited Information or below. All Trading Market data shall be measured as provided by the appropriate function of the Bloomberg Professional service of Bloomberg Financial Markets or its successor performing similar functions.

7.          Issuance Limitations. Notwithstanding any other provision of this Certificate of Designations, at no time may the Corporation issue Common Shares pursuant to this Certificate of Designations if the number of Common Shares to be issued, (1) when aggregated with all other Common Shares then beneficially (or deemed beneficially) owned by Holder, would result in Holder owning, on the date of such proposed issuance, more than 9.99% of all Common Shares outstanding as determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

H.           Share Register. The Corporation will keep at its registered office, or at the offices of the transfer agent, a register of the Series A Preference Shares, which shall be prima facie indicia of ownership of all outstanding Series A Preference Shares. Upon the surrender of any certificate representing Series A Preference Shares at such place, the Corporation, at the request of the record Holder of such certificate, will execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares as is requested by the Holder of the surrendered certificate and will be substantially identical in form to the surrendered certificate.

II.          Miscellaneous.

A.           Notices. Any and all notices to the Corporation will be addressed to the Corporation’s Chief Executive Officer at the Corporation’s principal place of business on file with Bermuda. Any and all notices or other communications or deliveries to be provided by the Corporation to any Holder hereunder will be in writing and delivered personally, by electronic mail or facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Corporation, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder will be deemed given and effective on the earliest of (1) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section II.A prior to 5:30 p.m. Eastern time, (2) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this section later than 5:30 p.m. but prior to 11:59 p.m. Eastern time on such date, (3) the second business day following the date of mailing, if sent by nationally recognized overnight courier service, or (4) upon actual receipt by the party to whom such notice is required to be given.

B.           Lost or Mutilated Preference Share Certificate. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered Holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Series A Preference Shares, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the Holder is a financial institution or other institutional investor its own agreement will be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Corporation will, at its expense, execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

C.           Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designations and will not be deemed to limit or affect any of the provisions hereof.

RESOLVED, FURTHER, that the chairman, chief executive officer, chief financial officer, president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare a Certificate of Designation of Preferences, Rights and Limitations of Series A Preference Shares in accordance with the foregoing resolution and the provisions of the Bermuda Companies Act.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Designations for and on behalf of Newlead Holdings Ltd. this 4th day of March 2014.

Signed:
Name:	Michael S. Zolotas
Title:	Chief Executive Officer

Signed:
Name:	Antonios Bertsos
Title:	Chief Financial Officer

Exhibit 3

Form of Notes

PROMISSORY NOTE

US $2,499,997.50	Issuance Date: March 4, 2014
Road Town, Tortola, BVI	Note No. [__]

FOR VALUE RECEIVED, Ironridge Global IV, Ltd., a British Virgin Islands business company (“Borrower”), promises to pay to the order of NewLead Holdings Ltd., a Bermuda company (“Lender”), the principal sum of $2,499,997.50 in United States currency, together with interest thereon, as follows:

1.          Agreement. This Promissory Note (this “Note”), is issued by Borrower as partial consideration for the issuance by Lender of 250 shares of Series A Preference Shares (“Preference Shares”) of Lender pursuant to that certain Share Subscription Agreement (“Agreement”) of even date herewith, which is incorporated herein by reference; the remaining $2.50 consideration for such shares having been paid in cash.

2.          Interest. The principal balance outstanding from time to time under this Note will bear interest from and after the date hereof at the rate of 1.0% per annum. Interest will be calculated on a simple interest basis and the number of days elapsed during the period for which interest is being calculated. Payments of interest will be due on each annual anniversary of the date of this Note; provided that Borrower will not be in Default hereunder for failure to make any annual interest payment when due (other than on the Maturity Date) and the amount of interest not paid when due will be added to the principal balance of this Note and such amount will thereafter accrue interest at the rate set forth above.

3.          Payments. If not sooner paid, the entire unpaid principal balance, interest thereon and any other charges due and payable under this Note will be due and payable [__________] months from the date of this Note (“Maturity Date”); provided, however, that, notwithstanding the foregoing or any other provision, no payments on this Note will be due or payable so long as any of the following (each, a “Tolling Event”) exists, for any reason whatsoever:

a.           All Common Shares potentially issuable upon conversion of the Preference Shares are not then eligible for immediate unrestricted resale in accordance with Regulation S promulgated under the U.S. Securities Act of 1933, as amended (“Act”), the registration requirements of the Act or an exemption therefrom;

b.           Lender does not have authorized, unissued and irrevocably reserved for Borrower f Common Shares in at least 3 times the amount necessary for conversion of all outstanding Preference Shares;

c.           Either (i) Lender is not a Depository Trust Company (DTC) authorized deposit/withdrawal at custodian (DWAC), fast automated securities transfer program (FAST) and Direct Registration System (DRS) participant, (ii) Lender is on chill or freeze, or has been place on notice that it may be placed on chill or freeze by DTC, or (iii) all Common Shares issuable potentially issuable upon conversion of the Preference Shares have not, cannot or will not be issued to Borrower in electronic form, deposited into Borrower’s brokerage account, and freely cleared for trading;

d.           Either (i) all prior shares of Lender have not been timely delivered and received into Borrower’s brokerage account, in electronic form and fully cleared for trading; (ii) Lender has not issued all Common Shares due upon any conversion of Preferred Shares, as has been previously requested for such conversion, (iii) Lender has issued to Borrower any Common Shares in certificate form bearing any restrictive legend; or (iv) an uncured breach or event of default exists under the Agreement or any other agreement entered into by Lender with Borrower or any affiliate of Borrower;

e.           Either (i) Lender’s Common Shares are not listed and currently trading on the Trading Market, (ii) Lender is not in compliance with all requirements to maintain listing on the Trading Market, except either the minimum bid price or market capitalization, or (iii) Lender has been given notice of a suspension or delisting with respect to the trading of the Common Shares on such trading market, except either the minimum bid price or market capitalization;

f.            Either (i) a receiver is appointed over Lender or a substantial portion of its assets; (ii) Lender acknowledges that it is, or is adjudged or adjudicated to be, bankrupt or insolvent; or (iii) Lender liquidates, dissolves or winds up its business or affairs, or disposes of all or a substantial portion of its assets; or

g.           Either (i) Lender’s market capitalization is not at least $10,000,000.00; or (ii) at least $25,000,000.00 in aggregate trading volume has not traded on the principal trading exchange or market for the Common Shares, since the date that Borrower actually received all Common Shares due upon conversion of Preferred Shares for which cash payment was paid in full by Borrower, including payment in full of any promissory note, for the prior portion of 250 Preference Shares from Lender.

Upon the termination or cure of any Tolling Event, Borrower’s obligation to pay amounts outstanding on this Note will immediately be reinstated. Borrower will have the right to prepay all or any part of the principal balance of this Note at any time without penalty or premium. All payments on this Note will be first applied to interest, then to reduce the outstanding principal balance hereof.

4.          Full Recourse Note. This is a full recourse promissory note. Accordingly, notwithstanding that Borrower’s obligations under this Note are secured by the Collateral, in the event of a Default hereunder, Lender will have full recourse to all the other assets of Borrower. Moreover, Lender will not be required to proceed against or exhaust any Collateral, or to pursue any Collateral in any particular order, before Lender pursues any other remedies against Borrower or against any of Borrower’s assets.

5.          Security.

a.           Pledge. As security for the due and prompt payment and performance of all payment obligations under this Note and any modifications, replacements and extensions hereof (collectively, “Secured Obligations”), Borrower hereby pledges and grants a security interest to Lender in all of Borrower’s right, title, and interest in and to all of the following, now owned or hereafter acquired or arising, with the value of securities securing the Note on the date of issuance to be at least equal to the amount of the Note (together, the “Collateral”):

i.           All Preference Shares legally or beneficially owned by Borrower or any affiliate of Borrower;

ii.         Freely tradable common shares, preferred shares, bonds, notes and/or debentures (collectively with the Preference Shares, the “Pledged Securities”), which Pledged Securities will have a fair market value on the date hereof, based upon the trading price of such securities on any recognized stock exchange, at least equal to the principal amount of this Note; and

iii.         all rights of Borrower with respect to or arising out of the Pledged Securities and all equity and debt securities and other property distributed or distributable with respect thereto as a result of merger, consolidation, dissolution, reorganization, recapitalization, share split, share dividend, reclassification, exchange, redemption, or other change in capital structure.

b.           Substitution of Collateral. So long as any Secured Obligations remain outstanding, in the event that Borrower sells or disposes of any Pledged Securities, Borrower will promptly provide substitute collateral or substitute securities of equal or greater value to such Pledged Securities or cash or cash equivalents.

c.           Rights With Respect to Distributions. So long as no Default will have occurred and be continuing under this Note, Borrower will be entitled to receive any and all dividends and distributions made with respect to the Pledged Securities and any other Collateral. However, upon the occurrence and during the continuance of any Default, Lender will have the sole right (unless otherwise agreed in writing by Lender in its sole discretion) to receive and retain dividends and distributions and apply them to the outstanding balance of this Note or hold them as Collateral, at Lender’s election.

d.           Financing Statement; Further Assurances. Borrower agrees, concurrently with executing this Note, that Lender may file a financing statement relating to the Collateral in favor of Lender, and any similar financing statements in any jurisdiction in which Lender reasonably determines such filing to be necessary. Borrower further agrees that following and during the continuance of any Default, Borrower will if requested by Lender promptly: (i) execute and deliver all further instruments and documents reasonably necessary in order to perfect and protect the security interest granted hereby, or to enable Lender to exercise and enforce its rights and remedies with respect to any Collateral, (ii) deliver the Collateral, including original certificates or other instruments representing the Pledged Securities and share transfer forms endorsed in blank, to Lender to hold as secured party, and (iii) execute a securities account control agreement with respect to the Collateral.

e.           Powers of Lender. Borrower hereby appoints Lender as Borrower’s true and lawful attorney-in-fact to perform any and all of the following acts, which power is coupled with an interest, is irrevocable until the Secured Obligations are paid and performed in full, and may be exercised from time to time by Lender: to take any action and to execute any instrument reasonably necessary to accomplish the purposes of this Section 5, including without limitation: (i) to exercise then existing rights with respect to Collateral, when and to the extent permitted by this Note, (ii) following and during the continuance of any Payment Default hereunder, to receive, endorse and collect all instruments or other forms of payment made payable to Borrower representing the Collateral or any dividend, interest payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same, when and to the extent permitted by this Note, (iii) to perform or cause the performance of any obligation of Borrower hereunder in Borrower’s name or otherwise, (iv) following and during the continuance of any Payment Default hereunder, to liquidate any Collateral pledged to Lender hereunder and to apply proceeds thereof to the payment of the Secured Obligations or to place such proceeds into a cash collateral account, or to transfer the Collateral into the name of Lender, (v) to enter into any extension, reorganization or other agreement relating to or affecting the Collateral, and, in connection therewith, to deposit or surrender control of the Collateral, (vi) to accept other property in exchange for the Collateral, (vii) to make any compromise or settlement Lender deems desirable or proper, and (viii) to execute on Borrower’s behalf and in Borrower’s name any documents required in order to give Lender a continuing perfected first lien upon the Collateral or any part thereof.

6.          Additional Terms.

a.           No Waiver. The acceptance by Lender of payment of a portion of any installment when due or an entire installment but after it is due will neither cure nor excuse the Default caused by the failure of Borrower timely to pay the whole of such installment and will not constitute a waiver of Lender’s right to require full payment when due of any future or succeeding installments.

b.           Default. The occurrence and continuance of any one or more of the following will constitute a “Default” under this Note: (i) an uncured material default in the payment when due of any amount hereunder (“Payment Default”), (ii) Borrower’s refusal or failure to perform any material term, provision or covenant as required under this Note, (iii) any liquidation, receivership, bankruptcy, assignment for the benefit of creditors or other debtor-relief proceeding by or against Borrower, (iv) the failure to replace Pledged Securities in accordance with Section 5(b), and (iv) the levying of any attachment, execution or other process against any material portion of the Collateral.

c.           Default Rights.

i.            Following and during the continuance of any Payment Default Lender may, at its election, declare the entire balance of principal and interest under this Note immediately due and payable. A delay by Lender in exercising any right of acceleration will not constitute a waiver of the Default or the right of acceleration or any other right or remedy for such Default. The failure by Lender to exercise any right of acceleration will not constitute a waiver of the right of acceleration or any other right or remedy with respect to any other Default, whenever occurring.

ii.         Further, following and during the continuance of any Default, Lender will have any and all of the rights and remedies to which a secured party is entitled after any default under any applicable law, as then in effect. In addition to Lender’s other rights and remedies, following and during the continuance of any Payment Default, Lender may in its sole discretion do or cause to be done any one or more of the following:

(a)          Proceed to realize upon the Collateral or any portion thereof as provided by law, and without liability for any diminution in price which may have occurred, sell the Collateral or any part thereof, in such manner, whether at any public or private sale, and whether in one lot as an entirety, or in separate portions, and for such price and other terms and conditions as is commercially reasonable given the nature of the Collateral;

(b)          If notice to Borrower is required, give written notice to Borrower at least ten days before the date of sale of the Collateral or any portion thereof;

(c)          Transfer all or any part of the Collateral into Lender’s name or in the name of its nominee or nominees; or

(d)          Vote all or any part of the Collateral (whether or not transferred into the name of Lender) and give all consents, waivers and ratifications in respect of the Collateral and otherwise act with respect thereto, as though Lender were the outright owner thereof.

iii.         Borrower acknowledges that all or part of foreclosure of the Collateral may be restricted by state or federal securities laws, Lender may be unable to effect a public sale of all or part of the Collateral, that a public sale is or may be impractical and inappropriate and that, in the event of such restrictions, Lender thus may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to its distribution or resale. If reasonably necessary Lender may resort to one or more sales to a single purchaser or a restricted or limited group of purchasers. Lender will not be obligated to make any sale or other disposition, unless the terms thereof will be satisfactory to it.

iv.         If, in the opinion of Lender based upon written advice of counsel, any consent, approval or authorization of any federal, state or other governmental agency or authority should be necessary to effectuate any sale or other disposition of any Collateral, Borrower will execute all such applications and other instruments as may reasonably be required in connection with securing any such consent, approval or authorization, and will otherwise use its commercially reasonable best efforts to secure the same.

d.           The rights, privileges, powers and remedies of Lender will be cumulative, and no single or partial exercise of any of them will preclude the further or other exercise of any of them. Any waiver, permit, consent or approval of any kind by Lender of any Default hereunder, or any such waiver of any provisions or conditions hereof, must be in writing and will be effective only to the extent set forth in writing. Any proceeds of any disposition of the Collateral, or any part thereof, may be applied by Lender to the payment of expenses incurred by Lender in connection with the foregoing, and the balance of such proceeds will be applied by Lender toward the payment of the Secured Obligations.

7.          Organization; Authority. Borrower represents and warrants to Lender that it is an entity validly existing and in good standing under the laws of the jurisdiction of its organization with full right, company power and authority to enter into and to consummate the transactions contemplated by this Note and otherwise to carry out its obligations hereunder. The execution, delivery and performance by Borrower of the transactions contemplated by this Note have been duly authorized by all necessary company or similar action on the part of Borrower. This Note has been duly executed by Borrower, and when delivered by Borrower in accordance with the terms hereof, will constitute the valid and legally binding obligation of Borrower, enforceable against it in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law

8.          General Terms.

a.           No Oral Waivers or Modifications. No provision of this Note may be waived or modified orally, but only in writing signed by Lender and Borrower.

b.           Attorney Fees. The prevailing party in any action by Lender to collect any amounts due under this Note will be entitled to recover its reasonable attorney fees and costs.

c.           Governing Law. This Note has been executed and delivered in, and is to be construed, enforced, and governed according to the internal laws of, Bermuda, without regard to its principles of conflict of laws that would require or permit the application of the laws of any other jurisdiction.

d.           Severability. Whenever possible, each provision of this Note will be interpreted in such manner as to be effective and valid under applicable law. However, if any provision of this Note will be held to be prohibited by or invalid under applicable law, it will be ineffective only to the extent of such prohibition or invalidity without invalidating the remainder of that provision or the other provisions of this Note.

e.           Entire Agreement. This Note contains the entire promise to pay by Borrower and supersedes all prior agreements and understandings, oral or written, with respect to such matters.

IRONRIDGE GLOBAL IV, LTD.

By:
Name:
Title:

Exhibit 4

Form of Transfer Agent Instructions

[Letterhead of NewLead Holdings Ltd.]

March 4, 2014

Continental Stock Transfer & Trust Co.

17 Battery Place, 8th Floor

New York, NY 10004

Ladies and Gentlemen:

NewLead Holdings Ltd., a Bermuda company (the “Company”) and Ironridge Global IV, Ltd., a British Virgin Islands business company (the “Investor”) have entered into a Share Subscription Agreement, dated as of March 4, 2014 (the “Agreement”), providing for the issuance of Series A Preference Shares (the “Preference Shares”), which are convertible into common shares of the Company (the “Common Shares”).

A copy of the Agreement and the Certificate of Designations for the Preference Shares are attached (the “Certificate of Designations”). You should familiarize yourself with your issuance and delivery obligations, as Transfer Agent, contained therein. The Common Shares to be issued are to be registered in the names of the registered holder of the securities submitted for conversion.

You are hereby irrevocably authorized and instructed to reserve a sufficient number of Common Shares of the Company (initially, 30,000,000 shares) for issuance upon full conversion of the Preference Shares in accordance with the terms thereof. The number of Common Shares so reserved may be increased, from time to time, by written instructions of the Company or the Investor if required by the terms of the Agreement.

The ability to convert the Preference Shares in a timely manner is a material obligation of the Company pursuant to the Agreement and the Certificate of Designations. Provided you are acting as Transfer Agent at the time, your firm is hereby irrevocably authorized and instructed to within three (3) trading days issue the Common Shares of the Company to the Investor without any further action or confirmation by the Company upon your receipt from the Investor of: (i) a notice of conversion (“Conversion Notice”) executed by the Investor; and (ii) an opinion of counsel for the Company or the Investor confirming that the shares to be issued have been registered and the Registration Statement is currently effective or otherwise may be issued pursuant to Regulations S (or any other available exemption) under the Federal Securities Act of 1933, as amended (the “Securities Act”), without any transfer restrictions. Such shares should be issued, at the option of the Investor as specified in the Notice of Conversion within 3 trading days, either (i) electronically by crediting the account of a Prime Broker with the Depository Trust Company through its Deposit Withdrawal at Custodian (“DWAC”) system provided the Investor causes its broker or bank to initiate a DWAC deposit or (ii) in certificated form without any restrictive legend which would restrict the transfer of the shares. Provided however that if such shares are not registered for resale under the Securities Act and are not able to be sold under Regulations S or any other exemption under the Securities Act, and you have received an opinion from the Investor’s counsel that the issuance of the shares is exempt from registration but must be issued with a restrictive legend under the Securities Act, then the issued certificates for such shares shall bear the following restrictive legend:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE ACT.

If the Investor confirms the accuracy of its representations in Section III.C.2 of the Agreement, any Common Shares issued to the Investor more than 40 days after the date of these instructions shall be issued in DWAC form, or if requested by the Investor in certificated form without a restrictive legend.

The shares shall remain in the created reserve with the Transfer Agent until counsel to the Investor and an authorized officer of the Company provides written instructions to the Transfer Agent that the shares or any part of them shall be taken out of the reserve and shall no longer be subject to the terms of these instructions.

The Company shall indemnify you and your officers, directors, principals, partners, agents and representatives, and hold each of them harmless from and against any and all loss, liability, damage, claim or expense (including the reasonable fees and disbursements of its attorneys) incurred by or asserted against you or any of them arising out of or in connection with the instructions set forth herein, the performance of your duties hereunder and otherwise in respect hereof, including the costs and expenses of defending yourself or themselves against any claim or liability hereunder, except that the Company shall not be liable hereunder as to matters in respect of which it is determined that you have acted with gross negligence or in bad faith. You shall have no liability to the Company in respect of this if such action was taken or omitted to be taken in good faith, and you shall be entitled to rely in this regard on the advice of counsel.

The Board of Directors of the Company has approved the foregoing (irrevocable instructions) and does hereby extend the Company’s irrevocable agreement to indemnify your firm for all loss, liability or expense in carrying out the authority and direction herein contained on the terms herein set forth.

The Company agrees that in the event that the Transfer Agent resigns as the Company’s transfer agent, the Company shall engage a suitable replacement transfer agent that will agree to serve as transfer agent for the Company and be bound by the terms and conditions of these Irrevocable Instructions within five (5) business days. You may not be replaced as Company’s transfer agent or transfer any files to any successor transfer agent for Company, until such time as any successor transfer agent has agreed in writing to be bound by the terms and conditions of these Irrevocable Instructions.

The Investor is intended to be and is a third party beneficiary hereof, and no amendment or modification to the instructions set forth herein may be made without the consent of the Investor.

Continental Stock Transfer & Trust Company (“Continental”) has not previously received contrary instructions from the issuer or its agents, nor is Continental aware of any facts or circumstances that would make the transaction improper or illegal under applicable U.S. laws or regulations.

Very truly yours,

NEWLEAD HOLDINGS LTD.

By:
Name:
Title:

Acknowledged and Agreed:

IRONRIDGE GLOBAL IV, LTD.

By:
Name:
Title:

Acknowledged and Agreed:

CONTINENTAL STOCK TRANSFER & TRUST CO.

By:
Name:
Title:

Exhibit 5

Form of Legal Opinion

Exhibit 5-A

Form of Bermuda Law Legal Opinion

1.          The Company is duly incorporated with limited liability and is existing and in good standing under the laws of Bermuda (meaning that it has not failed to make any filing with any Bermuda governmental authority or pay any Bermuda government fee or tax which might make it liable to be struck off the Register and thereby cease to exist under the laws of Bermuda). The Company has been designated as non resident of Bermuda for the purposes of the Exchange Control Act, 1972 and, as such, is free to acquire, hold and sell foreign currency and securities without restriction.

2.          The entering into of the Subscription Agreement and the execution and delivery of the Subscription Agreement by the Company and the performance by the Company of its obligations thereunder, including the issue of the Series A Preference Shares:

a.           are within its corporate powers and have been duly authorised by all necessary corporate action;

b.           will not conflict with the Constitutional Documents or violate or result in the breach of any applicable Bermuda law or regulation or order or decree; and

c.           will not require the authorization, consent, licence, approval, of or other action of, notice to or filing or qualification with, any court, governmental or municipal authority or other public body of Bermuda.

3.          The Subscription Agreement has been duly executed by the Company and constitutes legal, valid and binding obligations of the Company, enforceable in Bermuda in accordance with its terms.

4.          The execution and delivery of the Certificate of Designations by the Company and the performance by the Company of its obligations thereunder:

a.           are within its corporate powers and have been duly authorised by all necessary corporate action;

b.           will not conflict with the Constitutional Documents or violate or result in the breach of any applicable Bermuda law or regulation or order or decree; and

c.           will not require the authorization, consent, licence, approval, of or other action of, notice to or filing or qualification with, any court, governmental or municipal authority or other public body of Bermuda.

5.          The Certificate of Designations has been duly executed by the Company and the Series A Preference Shares will, when issued in accordance with the terms and conditions of the Subscription Agreement, be duly authorized and validly issued, credited as fully paid and non-assessable. The issue of the Series A Preference Shares will not be subject to any preemptive rights imposed by Bermuda law or by the Constitutional Documents.

6.          Based solely on the Litigation Searches, there are no judgments against, nor legal or governmental actions or proceedings pending in Bermuda to which the Company is subject.

7.          Based solely on the Company Searches and the Litigation Searches, there are no notices to the Registrar of the passing of a resolution of members or creditors to wind up the Company and no notice appointing a liquidator or receiver has been provided to the Registrar.

8.          The Subscription Agreement is in an acceptable legal form under the laws of Bermuda for enforcement thereof in Bermuda.

9.          The Subscription Agreement will not be subject to ad valorem stamp duty, registration or other fees, duties or taxes in Bermuda.

10.         No Bermuda taxes are imposed by withholding or otherwise on any payment to be made by the Company under the Subscription Agreement or are imposed on or by virtue of the execution or delivery by the Company of the Subscription Agreement, the Certificate of Designations or any document or instrument to be executed or delivered under the Subscription Agreement.

11.         Neither the Company nor any of its assets are entitled to immunity under the laws of Bermuda, whether characterised as sovereign immunity or otherwise from any legal action or proceeding in Bermuda (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).

Exhibit 5-B

Form of U.S. Securities Law Legal Opinion

1.          Upon execution and delivery of the Agreement, the Agreement will constitute the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms.

2.          The execution and delivery of the Transaction Documents by Company does not, and Company’s performance of its obligations thereunder will not (a) violate in any material respect any United States federal or New York state law, rule or regulation, or judgment, order or decree of any New York state or United States federal court or governmental or administrative authority, in each case that, to our knowledge, is applicable to Company or its properties or assets and which could have a material adverse effect on Company’s business, properties, assets, financial condition or results of operations or prevent the performance by Company of any material obligation under the Agreement, or (b) to our knowledge, require the authorization, consent, approval of or other action of, notice to or filing or qualification with, any New York state or United States federal governmental authority, except (i) as have been, or will be prior to the Closing, duly obtained or made, or (ii) to the extent failure to be so obtained or made would not have a material adverse effect on Company or its ability to consummate the transactions contemplated under the Agreement.

3.          Company is not, and immediately after the consummation of the transactions contemplated by the Agreement will not be, an investment company within the meaning of U.S. Investment Company Act of 1940, as amended.

4.          Assuming the accuracy of the representations of Subscriber contained in the Agreement, it is not necessary in connection with the offer and sale of the Preference Shares by the Company, in the manner contemplated by the Agreement, to register the Preference Shares under the U.S. Securities Act of 1933, as amended (the "Act").

5.          Upon conversion of any Preference Shares into Common Shares after Subscriber has fully paid and held such Preference Shares for a period of at least 40 days and assuming the accuracy of the representations of Subscriber contained in the Agreement at the time of such conversion, the Common Shares may be issued without a restrictive legend under the Act, and will be eligible for immediate resale.

Exhibit 6

Form of Officer’s Closing Certificate

NEWLEAD HOLDINGS LTD.

March 4, 2014

The undersigned hereby certifies that:

The undersigned is the duly appointed Chief Executive Officer of NewLead Holdings Ltd., a Bermuda company (“Company”).

This Officer’s Closing Certificate (“Certificate”) is being delivered to Ironridge Global IV, Ltd., a British Virgin Islands business company (“Subscriber”), by Company, to fulfill the requirement under the Share Subscription Agreement, dated as of March 4, 2014, between Subscriber and Company (“Agreement”). Terms used and not defined in this Certificate have the meanings set forth in the Agreement.

The representations and warranties of Company set forth in the Agreement are true and correct in all material respects as if made on the above date (except for any representations and warranties that are expressly made as of a particular date, in which case such representations and warranties will be true and correct as of such particular date), and no default has occurred under the Agreement, or any other agreement with Subscriber or any Affiliate of Subscriber.

Company is not, and will not be as a result of the applicable Closing, in default of the Agreement, any other agreement with Subscriber or any Affiliate of Subscriber.

All of the conditions to the Closing required to be satisfied by Company prior to such Closing have been satisfied in their entirety.

IN WITNESS WHEREOF, the undersigned has executed this Officer’s Closing Certificate as of the date set forth above.

Signed:
Name:
Title:

Exhibit 7

Form of Secretary’s Certificate

March 4, 2014

The undersigned hereby certifies that:

The undersigned is the duly appointed Secretary of NewLead Holdings Ltd., a Bermuda company (the “Company”).

This Secretary’s Certificate (“Certificate”) is being delivered to Ironridge Global IV, Ltd., a British Virgin Islands business company (“Subscriber”), by Company, to fulfill the requirement under the Share Subscription Agreement, dated as of March 4, 2014, between Subscriber and Company (“Agreement”). Terms used and not defined in this Certificate have the meanings set forth in the Agreement.

Attached hereto as Exhibit “A” is a true, correct and complete copy of the Certificate of Incorporation and the Memorandum of Association of Company, as in effect on the Effective Date.

Attached hereto as Exhibit “B” is a true, correct and complete copy of the Bye-laws of Company, as in effect on the Effective Date.

Attached hereto as Exhibit “C” is a true, correct and complete copy of the resolutions of the Board of Directors of Company authorizing the Agreement, the Transaction Documents, and the transactions contemplated thereby. Such resolutions have not been amended or rescinded and remain in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Secretary’s Certificate as of the date set forth above.

Signed:
Name:
Title: